UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 4

Under the Securities Exchange Act of 1934

PEDIATRX INC.
(Name of Issuer)

Common Stock with a par value of $0.0001
(Title of Class of Securities)

70532X 10 7
(CUSIP Number)

copy to:
Joseph Carusone
160 Eglinton Ave. East, Suite 602 Toronto, ON, Canada M4P 3B5
(416) 489-0093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 70532X 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Opex Energy Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Opex is incorporated in Alberta, Canada.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER nil shares of common stock(1)
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER nil shares of common stock(1)
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON nil shares of common stock [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% based on 20,836,000 shares of common stock issued and outstanding as of April 5, 2013
14	TYPE OF REPORTING PERSON (See Instructions) CO

___________________________
1 Opex previously held 600,000 shares of common stock which it sold to Joseph Carusone, the President of Opex.

SCHEDULE 13D/A

CUSIP No. 70532X 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Carusone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Carusone is a Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000 shares of common stock(1)
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,400,000 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% based on 20,836,000 shares of common stock issued and outstanding as of April 5, 2013
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 to Schedule 13D is being filed jointly on behalf of Opex Energy Corp. and Joseph Carusone (the “Reporting Persons”) relating to the shares of common stock, par value $0.0001 of PediatRx Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”). Unless otherwise stated herein, the Statement on Schedule 13D as filed on November 6, 2008 remains in full force and effect.

Item 1. Security and Issuer

This statement relates to the shares of common stock of the Issuer. The principal executive offices of the Issuer are located at 90 Fairmount Road West, Califon, NJ 07830.

Item 2. Identity and Background

(a)	Opex Energy Corp. and Joseph Carusone

(b)

The business address of Opex Energy Corp. is 350 7th Avenue, Suite 1400, Calgary AB Canada T2P 3N9. The business address of Mr. Carusone is 160 Eglinton Ave. East, Suite 602 Toronto, ON, Canada M4P 3B5

(c)	Opex Energy Corp. is an oil and gas company incorporated in Alberta, Canada.

Mr. Carusone is a director and officer of Opex Energy Corp. and Vice President, Investor Relations and a director of the Issuer.

(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Opex Energy Corp. is incorporated pursuant to the laws of Alberta, Canada. Mr. Carusone is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Considerations

On April 5, 2013, OPEX Energy Corp. sold all 600,000 shares of the Issuer’s common stock to Mr. Carusone for $7,200. Mr. Carusone paid the $7,200 purchase price for these shares using cash on hand.

Also on April 5, 2013, David Tousley, the Issuer’s former Chief Financial Officer, Secretary, Treasurer and director, completed a share purchase agreement with Mr. Carusone, pursuant to which Mr. Carusone acquired from Mr. Tousley all 400,000 shares of the Issuer’s common stock owned by Mr. Tousley in exchange for total consideration of $9,600. Mr. Carusone paid the $9,600 purchase price for these shares using cash on hand.

Item 4. Purpose of Transaction

Joseph Carusone acquired these shares for investment purposes.

Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Carusone is 1,400,000 shares, or 6.7% of the Issuer, based on 20,836,000, shares of common stock outstanding as of the date of this report.

The aggregate number and percentage of common stock of the Issuer beneficially owned by Opex is nil shares, or 0% of the Issuer, based on 20,836,000, shares of common stock outstanding as of the date of this report.

Joseph Carusone has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,400,000 shares of common stock of the Issuer.

The Reporting Persons have not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Joint Filing Agreement between Opex Energy Corp. and Joseph Carusone (attached as an exhibit to the Schedule 13D/A filed on May 28, 2010)
10.2	Share Purchase Agreement dated April 5, 2013 between Opex Energy Corp. and Joseph Carusone
10.3	Share Purchase Agreement dated March 8, 2013 between Joseph Carusone and David Tousley

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2013
Dated

/s/ Joseph Carusone
Signature

Joseph Carusone
Name/Title

OPEX ENERGY CORP.

By:
/s/ Joseph Carusone
Signature

Joseph Carusone, President of Opex Energy Corp.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).